Exhibit 99.1
11 July 2022

National Grid plc (‘National Grid’ or ‘the Company’)

Publication of AGM Results

The Company announces that the following resolutions were duly passed at the Company’s 2022 Annual General Meeting (‘AGM’) which was held today at 10.00am at Royal Lancaster London, Lancaster Terrace, London W2 2TY.

Resolutions 1 to 23 (inclusive) were passed as ordinary resolutions; resolutions 24 to 27 (inclusive) were passed as special resolutions. The results of the poll for each resolution are as follows:

Resolution		Votes For	For (% of shares voted)	Votes against	Against (% of shares voted)	Votes Withheld**
1	To receive the Annual Report and Accounts	2,414,142,271	99.94	1,495,933	0.06	3,449,696
2	To declare a final dividend	2,416,680,460	99.95	1,274,921	0.05	1,072,866
3	To re-elect Paula Rosput Reynolds	2,388,882,538	98.82	28,424,338	1.18	1,774,780
4	To re-elect John Pettigrew	2,415,759,080	99.93	1,768,203	0.07	1,503,781
5	To re-elect Andy Agg	2,413,736,546	99.85	3,591,142	0.15	1,762,582
6	To re-elect Thérèse Esperdy	2,390,590,755	98.89	26,881,692	1.11	1,558,131
7	To re-elect Liz Hewitt	2,415,192,698	99.91	2,108,038	0.09	1,788,871
8	To elect Ian Livingston	2,338,516,365	97.67	55,805,395	2.33	24,706,790
9	To elect Iain Mackay	2,414,569,562	99.89	2,668,807	0.11	1,850,183
10	To elect Anne Robinson	2,415,625,954	99.93	1,796,854	0.07	1,606,052
11	To re-elect Earl Shipp	2,390,177,787	98.88	27,117,023	1.12	1,795,742
12	To re-elect Jonathan Silver	2,390,747,459	98.89	26,719,585	1.11	1,562,942
13	To elect Tony Wood	2,414,585,546	99.89	2,644,990	0.11	1,853,600
14	To elect Martha Wyrsch	2,415,569,678	99.92	1,843,513	0.08	1,609,615
15	To re-appoint the auditors Deloitte LLP	2,414,700,695	99.92	2,036,377	0.08	2,348,277
16	To authorise the Audit & Risk Committee to set the auditor’s remuneration	2,415,906,224	99.93	1,774,132	0.07	1,340,316
17	To approve the Directors' Remuneration Policy	2,212,775,649	93.11	163,668,095	6.89	42,647,128

18	To approve the Directors' Remuneration Report	2,282,332,960	94.52	132,428,406	5.48	4,257,839
19	To approve the Climate Transition Plan	2,334,041,512	98.43	37,262,877	1.57	47,783,363
20	To authorise the Company to make political donations	2,371,463,445	98.43	37,815,515	1.57	9,275,923
21	To authorise the Directors to allot Ordinary Shares	2,325,763,640	96.21	91,726,591	3.79	1,591,011
22	To approve the Scrip Dividend Scheme	2,416,384,190	99.95	1,326,282	0.05	1,315,976
23	To authorise capitalising reserves for the Scrip Dividend Scheme	2,415,535,285	99.92	1,932,655	0.08	1,618,734
24*	To disapply pre-emption rights	2,395,299,439	99.20	19,308,362	0.80	4,411,318
25*	To disapply pre-emption rights for acquisitions	2,354,925,954	97.53	59,729,889	2.47	4,366,550
26*	To authorise the Company to purchase its own Ordinary Shares	2,393,375,063	99.08	22,127,657	0.92	3,467,892
27*	To authorise the Directors to hold general meetings on 14 clear days' notice	2,231,718,442	92.31	185,861,406	7.69	1,443,454

* Special resolution
** A "Vote withheld" is not a vote in law and is not counted in the calculation of the votes "For" or "Against" a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 24-27 (inclusive) have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website https://www.nationalgrid.com/investors/shareholder-information/agm